Exhibit 12.1

Hospitality Properties Trust

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio amounts)

	Six Months Ended June 30,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010

Income from continuing operations (including gains on sales of properties, if any) before income tax expense and equity in earnings (losses) of an investee	$125,563	$199,036	$127,750	$153,219	$191,803	$21,990
Fixed Charges	71,290	139,486	145,954	136,111	134,110	138,712
Adjusted Earnings	$196,853	$338,522	$273,704	$289,330	$325,913	$160,702

Fixed Charges:
Interest on indebtedness and amortization of deferred finance costs and debt discounts	$71,290	$139,486	$145,954	$136,111	$134,110	$138,712

Ratio of Earnings to Fixed Charges	2.76x	2.43x	1.88x	2.13x	2.43x	1.16x